Exhibit 99.7

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA.

26 February 2008

Imperial Tobacco Group PLC Announces the Filing of its Offer for Logista, S.A. with the Spanish Securities and Exchange Commission

Further to its announcement of 25 January 2008, Imperial Tobacco Group PLC (“Imperial Tobacco”) announces that it has today filed the offer document for its unconditional cash offer for the shares in Compañía de Distribución Integral Logista, S.A. (“Logista”) which are not already owned by Altadis, S.A. (“Altadis”) (the “Offer”) for approval by the Spanish Securities and Exchange Commission, the Comisión Nacional del Mercado de Valores (the “CNMV”). Altadis currently owns approximately 59.62% of the entire issued share capital of Logista.

The Offer is being made by Altadis at a price of €52.50 per Logista share and will be subject to the formal authorisation of the CNMV.

The full terms of the Offer will be set out in the offer document. Further details of the expected timetable for the Offer, including the authorisation of the Offer by the CNMV and the commencement of the offer period, will be provided in due course.

Enquiries

Imperial Tobacco

Alex Parsons (Head of Corporate Communications)	Telephone:+44 (0) 7967 467241
Simon Evans (Group Press Officer)	Telephone:+44 (0) 7967 467684
John Nelson-Smith (Investor Relations Manager)	Telephone:+44 (0) 117 933 7032
Nicola Tate (Investor Relations Manager)	Telephone:+44 (0) 117 933 7082

Citi (financial adviser to Imperial Tobacco)	Telephone:+44 (0) 20 7986 4000

Ian Carnegie-Brown
Ian Hart

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority,  is acting exclusively for Imperial Tobacco and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citi nor for providing advice in relation to these matters, the content of this announcement or any matter referred to in it.

Copies of Imperial Tobacco’s announcements are available on its website: www.imperial-tobacco.com

This press release is not an offer of securities for sale in the United States. The securities of Imperial Tobacco may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the company and management, as well as financial statements.